

August 27, 2020

Dave Girouard
Chief Executive Officer
Upstart Holdings, Inc.
2950 S. Delaware Street, Suite 300
San Mateo, CA 94403

      Re: Upstart Holdings, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted August 18, 2020
          CIK No. 0001647639

Dear Mr. Girouard:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your response to comment 2. On page 2 of your prospectus, you state that you "have been able to demonstrate through several studies that AI lending works," and, in your third example, you state that "for pools of securitized loans, [y]our realized loss rates were approximately half of those predicted by Kroll, a prominent credit rating agency." So that investors understand why you believe that this third example demonstrates that "AI lending works," please describe how the loss rates predicted by your AI models compare with the loss rates predicted by Kroll, and describe how your predicted loss rates compare with the realized loss rates. In addition, we note your

disclosure that you "regularly monitor the accuracy of [y]our AI models in comparison with simple credit scorebased models and have observed higher model accuracy across a variety of statistical measures relating to each model's predictive accuracy." Please briefly describe how you conduct such comparisons and the "variety of statistical measures relating to each model's predictive accuracy" so that investors understand why you believe that these comparisons demonstrate that your AI model is more accurate. Also, disclose the "simple credit scorebased models" used.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Income and Fair Value Adjustments, Net, page 94

2.   We note your response to comment 9 supporting your position that the Company does not believe presenting interest income, interest expense and net fair value adjustments separately, accompanied by a discussion and analysis of each item, specifically explaining the underlying reasons for fair value declines is helpful to an investor's understanding of the Company. While we acknowledge the fact that such components may not be material in future periods, given the significance of these components to the periods presented, combined with the significant fluctuations in these components as disclosed on page F-23, we continue to believe that the requested disclosures are material to an investors understanding. Therefore, please revise your disclosure to provide the information requested in comment 9 of our letter dated May 27, 2020. In addition, please revise your disclosure to highlight, if true, that in 2018 the Company changed the structuring of its ABS transactions which resulted in VIEs no longer requiring consolidation which will result in these components becoming less material in future periods.

Business
Overview, page 112

3.   Please update your disclosure to discuss your auto lending platform. In this regard, we note your press release dated June 24, 2020.

You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance